Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Michael P. O’Hare

MOHare@stradley.com

(215) 546-8198

May 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Alison White

Re:	AlphaCentric Prime Meridian Income Fund
File Nos. 333-216033 and 811-23230

Dear Ms. White:

On behalf of the AlphaCentric Prime Meridian Income Fund (the “Fund”), set forth below are the Fund’s responses to comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”), conveyed by you in a telephone conversation on February 21, 2019. The Staff’s comments relate to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 filed on December 4, 2018 (the “Registration Statement”), as well as the Fund’s prior correspondence with the Staff dated January 4, 2019 (the “January Correspondence”). For your convenience, the Staff’s comments are presented in bold text below, each followed by the Fund’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

1.	Comment: In the January Correspondence, the Fund indicated in response to comment 5 that its sub-advisor “uses a proprietary multi-factor model to evaluate and screen loans.” Please confirm whether marketplace lending platforms will have any discretion or other active role in screening the loans that are ultimately delivered to the Fund, beyond providing a random selection of loans which meet the criteria set forth by the Fund’s sub-advisor.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

# 4014334 v. 1

Ms. Alison White

U.S. Securities and Exchange Commission

May 9, 2019

Response: Although the terms of the Fund’s agreements will vary by platform, platforms typically do not engage in active screening of loans beyond the process of applying the sub-advisor’s criteria to the loans available on the platform. For example, one large platform provides that the initial allocation of purchased loans will be made on a random basis by rating, and that no selection procedures will be used to identify certain loans as being less desirable or valuable than other comparable loans being originated under the program and allocated to the same channel. Other platforms provide more generally that eligible loans will be allocated among purchasers in an equitable manner, noting that such process may not result in all purchasers having an equal distribution of all eligible loans, whether across grade, term or amount. As a general matter, the Fund intends to request contractual assurances from each platform it engages that such platform will not engage in adverse selection.

2.	Comment: Please confirm whether each platform will deliver loans to the Fund representing a pro rata and random selection of all of the eligible loans on the platform which meet the criteria set forth by the sub-advisor.

Response: While platforms generally allocate loans on a random or equitable basis, it may not be the case that the Fund and all other purchasers will receive an equal distribution of all eligible loans, whether across grade, term or amount. As noted above, as a general matter, the Fund intends to request contractual assurances from each platform it engages that such platform will not engage in adverse selection.

3.	Comment: Please provide additional information regarding which party is responsible for the ultimate determination of whether a borrower has defaulted on a loan. Please also discuss whether platforms typically have any role in the recovery of defaulted loans.

Response: The responsibilities of the relevant parties with respect to defaulted and delinquent loans will depend on the negotiated terms of the loan servicing agreements entered into on behalf of the Fund. Typically, the platform through which the Fund purchases a loan (or an affiliate of such platform) will act as the loan servicer, though it is possible for loans to be serviced by a third party.

The loan servicing agreements entered into on behalf of the Fund generally establish criteria for determining when a loan will be treated as delinquent (e.g., 15 days past due) and/or charged off (e.g., 120 days past due or otherwise deemed uncollectible), and also provide whether a loan servicer has discretion over such determinations. The Fund’s sub-advisor typically does not have discretion over the determination of whether a loan is delinquent or in default, but may in some instances have discretion over whether the loan will be sold or sent to a collection agent or continue to be held by the Fund.

Ms. Alison White

U.S. Securities and Exchange Commission

May 9, 2019

A loan servicer (typically the platform or an affiliate thereof) will manage the recovery process for charged off loans, typically by engaging a collection agent. Recovered amounts on the loans are then forwarded to a fund, less any payments to the platform and/or collection agent for its services.

* * * * *

Please do not hesitate to contact me, at (215) 546-8198, or Nicole Simon, at (212) 812-4137, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

Michael O’Hare

Michael O’Hare

cc:  Nicole Simon

Jennifer Bailey